ZION OIL & GAS, INC.
6510 ABRAMS ROAD, SUITE 300
DALLAS, TEXAS 75231

March 25, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Attn:	Anne Nguyen, Legal Branch Chief

Re:	Zion Oil & Gas, Inc. (the “Company”)
Registration Statement on Form S-3/A
File No. 333-193336
Request for Acceleration of Effective Date

Ladies & Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zion Oil & Gas, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-193336), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on March 27, 2014, or as soon as practicable thereafter.

The Company hereby acknowledges that this request for acceleration of the effective date of the Registration Statement will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, and that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ZION OIL & GAS, INC.

March 25, 2014
Securities & exchange Commission

Should any members of the Staff have any questions or comments with respect to our request for acceleration of the effective date of the Registration Statement, please contract our counsel, Gray, Reed & McGraw, P.C., attention: Mark D. Wigder at (469) 320-6112.

We request that we be notified of such effectiveness by a telephone call to Mr. Wigder at the telephone number set forth above.  We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Wigder via facsimile at (469) 320-6881.

Sincerely,

ZION OIL & GAS, INC.

By:	/s/ John M. Brown
John M. Brown, Chief Executive Officer

cc:	P. J. Hamidi, Securities and Exchange Commission
Mark D. Wigder, Gray, Reed & McGraw, P.C.